July 15, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549
Attention:     Patrick Fullem
Sergio Chinos

Re:     Post Holdings, Inc.
Form 10-K for Fiscal Year Ended September 30, 2021
Filed November 19, 2021
File No. 001-35305

Dear Mr. Fullem and Mr. Chinos:
Post Holdings, Inc. (“we”, “our”, “Post” or the “Company”) is responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its letter dated July 1, 2022, regarding our Form 10-K for the fiscal year ended September 30, 2021 (the “2021 Form 10-K”).
For your convenience, each of the Staff’s comments is restated below in bold, with the Company’s response immediately following.
Form 10-K for Fiscal Year Ended September 30, 2021
General
1.We note that you provided more expansive disclosure in your 2021 Environmental Social Governance Report and on your website than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your ESG Report and on your website.
Response:
As a consumer packaged goods holding company with businesses operating in the center-of-the-store, refrigerated, foodservice and food ingredient categories, we have stakeholders interested in a wide variety of matters related to our businesses. Such stakeholders include, among others, our employees, customers, consumers, suppliers, capital providers and investors.
The disclosures we provide in our SEC filings are primarily to satisfy our obligations under the securities laws and provide information that is “material” to our shareholders and the investing public. In evaluating such disclosures, we assess applicable disclosure requirements under the United States (the “U.S”) securities laws and regulations and interpretations thereof, as well as additional factors such as the nature of the information, the context of the communication and the information that is available at the time of the communication. For example, while not included in our 2021 Form 10-K, our definitive proxy statement for our 2022 annual shareholders’ meeting filed on December 6, 2021 provided disclosure regarding our environmental sustainability goals and initiatives, since we believe this information may be useful to some of our shareholders in their assessment of management’s and the Board of Directors’ leadership of our Company.
We provide information on our website and in various other public disclosures, including in our 2021 Environmental, Social and Governance Report (the “ESG Report”), that may be useful or of interest to our different stakeholders for a variety of reasons even when such information may not have a material effect on our business or operating results. When we identify information included on our website or in the ESG Report that meets the standards of materiality under the securities laws, we include the material information in our SEC filings. For example, while our specific ESG goals and initiatives may not be material for SEC reporting purposes, we recognize that climate change could have an adverse impact on our business as disclosed in our risk factors disclosure in our 2021 Form 10-K on page 23 under the risk factor “Climate change, or legal or market measures to address climate change, may negatively affect our businesses, reputation and operations.”
Even though we determined that the information in our ESG Report, including our ESG initiatives and goals, was not material for purposes of our 2021 Form 10-K, we acknowledge the general effects of climate change as well as the public interest in the topic, which is one of the reasons that we disclose information about climate change and other related topics on our website, in the ESG Report and in other public disclosures.
We acknowledge our obligation to continuously review these matters as part of our ongoing disclosure controls and procedures and to disclose climate change related matters in our SEC filings to the extent we determine that such disclosure is required.
Risk Factors, page 15
2.Disclose the material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as policy and regulatory changes that could impose operational and compliance burdens, market trends that may alter business opportunities, credit risks, or technological changes.
Response:
Post maintains a global risk and opportunity assessment process based upon the recommendations of the Task Force on Climate-Related Financial Disclosures. Through this process, Post evaluates and monitors transition risks related to climate change, which may include policy and regulatory changes that could impose operational and compliance burdens, market trends that may alter business opportunities, credit risks and technological changes.
With regard to policy and regulatory changes, the risks most directly relevant to our business, carbon pricing and greenhouse gas (“GHG”) emissions reporting obligations, have not had a material impact on our operations for the periods covered by our 2021 Form 10-K. Specifically, our manufacturing operations in the United Kingdom (the “UK”) participate in the UK Emissions Trading Scheme, and for the periods covered by our 2021 Form 10-K, the financial impact of our participation in this program was not material (approximately $1.4 million, $0.8 million and $0.8 million in fiscal years 2021, 2020 and 2019, respectively). While we continue to monitor for new or changing carbon pricing programs that may impact our business, we do not currently expect the impacts of carbon pricing programs to be material to us in the future. However, we acknowledge that as additional carbon pricing programs become applicable to us, such risks could become more significant to our business. For this reason, we include disclosure in our risk factors regarding the potential for climate change to increase our input costs in our risk factor “Increased input costs, including costs for freight, raw materials, energy and other supplies, or limited availability of such inputs could negatively impact our businesses, financial condition, results of operations and cash flows” on page 17 of our 2021 Form 10-K and in our risk factor “Climate change, or legal or market measures to address climate change, may negatively affect our businesses, reputation and operations” on page 23 of our 2021 Form 10-K. Similarly, while Post is required to track and report GHG emissions as part of state and/or federal requirements, we do not track these costs separately as we consider them to be routine, non-incremental costs of doing business.
With regard to market trends, Post acknowledges the potential for these factors to have an impact on its businesses. Specifically, under our risk factor “We must identify changing consumer and customer preferences and behaviors and develop and offer products to meet these preferences and behaviors” on page 18 of our 2021 Form 10-K, we discuss the need to identify changing consumer preferences and behaviors, including certain preferences regarding environmental, social and governance (“ESG”) matters.
With regard to credit risks, we acknowledge that financial markets are increasingly considering and trying to price the climate change exposure of listed companies, which could potentially adversely impact the creditworthiness of a company. Post engages with capital providers directly on ESG topics to understand and manage any potential credit risks, and to date, we have not identified climate change as having an impact on our ability to access credit markets.
With regard to technological risks, Post evaluates the availability, viability and return on investment of technological improvements and innovations. We acknowledge the potential for such technological investments to increase our input costs and refer to our risk factor “Increased input costs, including costs for freight, raw materials, energy and other supplies, or limited availability of such inputs could negatively impact our businesses, financial condition, results of operations and cash flows” on page 17 of our 2021 Form 10-K for a discussion of the potential impacts of increasing costs on us. We also acknowledge the risks related to technology failures under the risk factor “Technology failures, cybersecurity incidents or breaches of our data privacy protections could disrupt our operations and negatively impact our businesses” on page 31 of our 2021 Form 10-K. We respectfully believe that climate change transition considerations are not the only source of these types of risk and our risk factors disclosure adequately describes the risks presented by each of these factors.
As we recognize that this is a dynamic and evolving topic, we will continue to monitor the potential effects of transition risks related to climate change and, if such risks are considered likely to have a material effect on our business, financial condition or results of operations, will evaluate updating our disclosures in future SEC filings as appropriate if circumstances change.
3.Disclose any material litigation risks related to climate change and explain the potential impact to the company.
Response:
We regularly review, including in consultation with our internal cross-functional disclosure committee, litigation matters in connection with our reporting process for our SEC filings to identify any material pending or threatened litigation matters. With regard to material pending litigation matters, we include disclosure in our Forms 10-K and Forms 10-Q as is required by Item 103 of Regulation S-K. As part of our review process, we have not identified any climate change related litigation pending as of our most recent Form 10-Q filed on May 6, 2022.
While we have no indication that our industry is susceptible to significant litigation related to climate change, we acknowledge the potential for climate change litigation to have an adverse impact on our business and refer the Staff to our risk factors disclosure on page 33 of our 2021 Form 10-K under the risk factor “We are subject to environmental laws and regulations that can impose significant costs and expose us to potential financial liabilities” and page 31 of our 2021 Form 10-K under the risk factor “Pending and future litigation may impair our reputation or cause us to incur significant costs.” We respectfully believe these risk factors set forth the risks related to climate change litigation to our Company.
We will continue to monitor for climate change related litigation risks and will evaluate revising our disclosures in future SEC filings as appropriate if circumstances change.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39
4.Revise your disclosure to identify any material past and/or future capital expenditures for climate-related projects. Please include quantitative information for the periods covered by your Form 10-K and for future periods as part of your response.
Response:
We advise the Staff that, to date, we have not incurred material capital expenditures for climate-related projects. Our annual Form 10-K preparation process includes a robust review of applicable disclosure standards, and through that process, we concluded that our capital investments in climate-related projects for the periods covered by our 2021 Form 10-K have not materially impacted and are not expected to materially impact our results of operations or financial condition. We assess materiality of investments in climate-related projects for purposes of disclosure within our Forms 10-K relative to our overall annual capital expenditures.
To determine whether our investments in climate-related projects have had or are expected to have a material impact on our results of operations or financial condition, we consider required capital expenditures necessary to meet current or upcoming climate-related regulations or that are required in response to damage from climate-related events as well as voluntary capital expenditures which continuously modernize our facilities and may reduce the climate-related impacts of our operations. Capital expenditures for climate-related projects mandated by regulatory requirements and voluntary climate-related capital expenditures during the periods covered by our 2021 Form 10-K were not material and represented less than 1% of our annual capital expenditures for such periods.
As part of our annual capital planning process, we evaluate any pending or potential climate-related regulations related to the industry and geographies in which we operate. We do not believe these investments will significantly differ from, nor will they be materially incremental to, investments we make in the normal course of our business.
We acknowledge that this is a dynamic and evolving area and will continue to monitor our climate-related capital investments. In the future, if climate-related capital investments, either mandated by regulatory requirements or made voluntarily, become material, we will evaluate the proper disclosure of such investments in our SEC filings.
5.To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:
•decreased demand for goods that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
•increased demand for goods that result in lower emissions than competing products;
•increased competition to develop innovative new products that result in lower emissions;
•increased demand for generation and transmission of energy from alternative energy sources; and
•any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.

Response:
Consumer Demand for Goods (Decreased Demand for Goods that Produce Significant GHG Emissions or are Related to Carbon-Based Energy Sources; and Increased Demand for Goods that Result in Lower Emissions than Competing Products) and Increased Competition to Develop Innovative New Products that Result in Lower Emissions – As a consumer packaged goods company, we recognize the importance of understanding, and offering products to meet, consumer preferences. In our risk factors disclosure on page 18 of our 2021 Form 10-K under the risk factor “We must identify changing consumer and customer preferences and behaviors and develop and offer products to meet these preferences and behaviors,” we discuss this risk in detail and identify the various factors that may impact consumer buying decisions, including consumer awareness and attention to certain ESG topics. However, while we believe that ESG considerations sometimes impact consumer buying decisions, to date, we have not identified demand trends related to such considerations. In addition, in our risk factors disclosure on page 18 of our 2021 Form 10-K under the risk factor “We operate in categories with strong competition,” we identify competition in the categories in which we operate as being based on, among other factors, our ability to identify and satisfy dynamic, emerging consumer preferences. We closely monitor our direct peers and their product portfolios and, to date, have not identified competitive pressures resulting from lower emission goods. We are working to develop products and brands that have a reduced impact on climate change. To date, sales of these products have been minimal. Because we acknowledge that this is a dynamic and evolving area, we will continue to monitor consumer demand trends and competition from lower emission goods and will evaluate updating our future SEC filings as appropriate if circumstances change.
Alternative Energy Source Demand – Post has a process to evaluate on a site-by-site basis the current and projected availability of alternative energy sources. Through this process, Post has identified five of its manufacturing locations with currently viable alternative energy source options available and is pursuing projects at those locations. We currently do not expect that such projects will result in incremental capital or operating costs to us. However, we acknowledge the potential for our costs to increase as we continue to explore, identify and implement alternative energy sources across our Company. Specifically, in our risk factors disclosure on page 23 of our 2021 Form 10-K under the risk factor “Climate change, or legal or market measures to address climate change, may negatively affect our businesses, reputation and operation,” we discuss the potential for increases in our costs as a result of additional requirements to reduce or mitigate the effects of GHG emissions. In addition, in our risk factors disclosure on page 17 of our 2021 Form 10-K under our risk factor “Increased input costs, including costs for freight, raw materials, energy and other supplies, or limited availability of such inputs could negatively impact our businesses, financial condition, results of operations and cash flows,” we discuss the potential for our input costs to increase, which could result from changing governmental regulations or programs or alternative energy sourcing. Because we acknowledge that this is a dynamic and evolving area, we will continue to monitor the availability of alternative energy sources and will evaluate updating our future SEC filings as appropriate if circumstances change.
Reputational Risks – We acknowledge that our reputation is critical to the success of our business and the risk that our reputation could be impaired as a result of the perception that we have acted in an irresponsible manner. In our risk factors disclosure on page 19 of our 2021 Form 10-K under the risk factor “Our results may be adversely impacted if consumers do not maintain favorable perceptions of our brands,” we discuss the importance of maintaining and continually enhancing the value of our brands and identify that such value could be impaired as a result of consumer perception that we have acted irresponsibly. In addition, in our risk factors disclosure on page 23 of our 2021 Form 10-K under the risk factor “Climate change, or legal or market measures to address climate change, may negatively affect our businesses, reputation and operations,” we identify that our businesses could be adversely affected if we are unable to effectively address increased concerns from stakeholders on climate change.
In our ESG Report, we undertake to respond to the moral and economic imperatives created by the impact we have on our environment. As a general matter, we believe that our stakeholders have been supportive of our ESG initiatives. In addition, we engage with various stakeholders on ESG topics. While we have not identified any reputational concerns resulting from climate change, we acknowledge that this is a dynamic and evolving area, will continue to monitor this topic and will evaluate updating our disclosures in our future SEC filings as appropriate if circumstances change.
6.If material, discuss the physical effects of climate change on your operations and results. This disclosure may include the following:
•quantification of material weather-related damages to your property or operations;
•potential for indirect weather-related impacts that have affected or may affect your major customers; and
•any weather-related impacts on the cost or availability of insurance.
Include quantitative information for each of your last three fiscal years as part of your response and tell us whether changes are expected in future periods.
Response:
Direct Weather-Related Damages – Post has not experienced any material weather-related property damage within the last three fiscal years, with management estimating that such damage in the last three fiscal years was less than 1% of the cost of goods sold for each respective fiscal year. In isolated instances, some of our facilities have sustained minor damage from weather-related incidents, including, as examples only, hail damage to roofs and frozen pipes, the costs of which were substantially below our applicable insurance deductibles for such incidents. In addition, on occasion, some of our facilities have experienced temporary weather-related impacts on production, including, as examples only, modified production schedules due to snow and ice storms. Management estimates that the impact of these isolated situations for the last three fiscal years was not material and has been less than 1% of the cost of goods sold for each respective fiscal year. While we acknowledge the potential for weather-related events to damage our property, and we note our risk factors disclosure on page 23 of our 2021 Form 10-K under the risk factor “Climate change, or legal or market measures to address climate change, may negatively affect our businesses, reputation and operations,” which discusses this risk, we currently do not expect the impact of these direct weather-related events to be material in future periods. We acknowledge that this is an area requiring ongoing review, and we will continue to monitor for such weather-related events and will evaluate including disclosures in our future SEC filings as appropriate if circumstances change.
Indirect Weather-Related Impacts Affecting Major Customers – Our major customers include grocery stores, mass merchandise customers, convenience stores, foodservice distributors, restaurant chains and eCommerce. Our major customers have broad geographic footprints that are inherently susceptible to occasional weather-related impacts, including, as examples only, snow and ice storms. Such situations, when they occur, tend to be isolated and temporary in nature. In connection with our annual and quarterly SEC reporting, we have a robust disclosure committee review process that is intended to identify material events impacting our businesses, including weather-related events, and no such material weather-related events were identified in the periods covered by our 2021 Form 10-K. We acknowledge that ongoing monitoring of indirect weather-related impacts to our business is required, and we will evaluate including disclosures in future SEC filings as appropriate if weather-related events materially impacting our business occur.
Weather-Related Impacts on the Cost or Availability of Insurance – As discussed under “Direct Weather-Related Damages” above, Post has not experienced any material weather-related property damage within the last three fiscal years, and weather-related events have not impacted the availability of insurance to Post. Our property insurance premiums have increased, by less than 0.3% of cost of goods sold during the fiscal years covered by our 2021 Form 10-K, due to general insurance market conditions and Post-specific property losses unrelated to weather, including, as examples only, equipment and facility fires. We currently do not expect to experience material weather-related impacts on the cost or availability of insurance in the future, but we acknowledge that this is a dynamic and changing area, will continue to monitor for such an impact and will evaluate including disclosures as appropriate in our future SEC filings if circumstances change.
7.We note your disclosure on page 33 of your Form 10-K stating that you may be required to incur additional costs to comply with more stringent environmental laws and regulations. Tell us about and quantify any compliance costs related to climate change for the last three fiscal years and explain whether increased amounts are expected to be incurred in future periods.
Response:
We believe that carbon pricing, which we discuss in response to Comment 2 above, is our most relevant compliance cost related to climate change, and it has not had a material impact on our operations for the periods covered by our 2021 Form 10-K. Specifically, our manufacturing operations in the UK participate in the UK Emissions Trading Scheme, and for the periods covered by our 2021 Form 10-K, the financial impact of our participation in this program was approximately $1.4 million, $0.8 million and $0.8 million in fiscal years 2021, 2020 and 2019, respectively. Additional information about our carbon credit purchases is set forth in our response to Comment 8 below. While we continue to monitor for new or changing carbon pricing programs that may impact our business, we currently do not expect the impacts of carbon pricing programs to be material to us in the future. We acknowledge that this is a dynamic and evolving area, will continue to monitor for material impacts to us and will evaluate updating our disclosures in our future SEC filings as appropriate if circumstances change.
Post also is required to disclose GHG emissions data to federal and state agencies. Post tracks emissions data comprehensively across its operations; however, we do not separately track the cost of this data collection and reporting as we consider those activities as part of our routine day-to-day business activities. We acknowledge the evolving regulatory landscape in this area, which could potentially result in increased compliance costs in future periods. We will continue to monitor the new and changing regulatory requirements in this area for material impacts to us and will evaluate updating our disclosures in our future SEC filings as appropriate if circumstances change.
8.If material, provide disclosure about your purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations. Provide us with quantitative information regarding your purchase or sale of carbon credits or offsets during the last three fiscal years and amounts budgeted for future periods.
Response:
Post has not sold carbon credits or offsets and does not plan to do so. We have voluntarily purchased carbon credits in the U.S. In the UK, we have purchased carbon credits because of our participation in the UK Emissions Trading Scheme. Collectively, our purchases of carbon credits have not been financially material in any of the last three fiscal years (approximately $1.4 million, $0.8 million and $0.8 million in fiscal years 2021, 2020 and 2019, respectively) and currently are not expected to be material in the future. We acknowledge that this is a dynamic and changing area, and we will continue to monitor for material impacts to us and will evaluate updating our disclosures in our future SEC filings as appropriate if circumstances change.

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We appreciate your consideration of our responses provided herein. If you have any questions or require additional information, please contact me at (314) 644-7612 or Diedre J. Gray, Executive Vice President, General Counsel and Chief Administrative Officer, Secretary at (314) 644-7622.

Sincerely,
/s/ Jeff A. Zadoks
Jeff A. Zadoks
Executive Vice President and Chief Financial Officer